Exhibit 99.1

A.D.A.M., Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,	December 31,
	2004	2003
Assets
Current assets
Cash and cash equivalents	$3,242	$4,554
Investments, short term	2,726	—
Accounts receivable, net of allowances of $103 and $111, respectively	2,112	1,407
Inventories, net	107	66
Note receivable from related party	39	—
Interest bearing note receivable	—	50
Prepaids and other assets	398	278

Total current assets	8,624	6,355

Property and equipment, net	184	185
Investment, long term	1,000	—
Intangible assets, net	1,278	1,636
Goodwill	2,043	2,043
Restricted time deposits	115	238
Note receivable from related party	—	39

Total assets	$13,244	$10,496

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$726	$634
Deferred revenue	3,615	2,295
Current portion of capital lease obligations	17	11

Total current liabilities	4,358	2,940

Capital lease obligations, net of current portion	37	36

Total liabilities	4,395	2,976

Commitments and contingencies

Shareholders’ equity
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 20,000,000 shares authorized; 8,040,906 shares issued and 7,860,535 shares outstanding at 12/31/2004 and 7,710,728 shares issued and outstanding at 12/31/2003	80	77
Common stock warrants	86	353
Treasury stock, at cost, 180,371 shares at 12/31/2004	(592)	—
Additional paid-in capital	48,843	48,306
Note receivable from shareholder	(291)	(291)
Deferred compensation for services	(23)	(50)
Accumulated deficit	(39,254)	(40,875)

Total shareholders’ equity	8,849	7,520

Total liabilities and shareholders’ equity	$13,244	$10,496

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

Revenues, net	$8,433	$7,889

Operating costs and expenses
Cost of revenues (exclusive of depreciation shown seperately below)	1,717	1,668
General and administrative	1,497	1,774
Product and content development	1,414	1,375
Sales and marketing	1,704	1,743
Depreciation and amortization	562	767

Total operating costs and expenses	6,894	7,327

Operating income	1,539	562
Interest income, net	82	46
Net Income	$1,621	$608

Basic net income per common share	$0.21	$0.08

Basic weighted average number of common shares outstanding	7,879	7,306

Diluted net income per common share	$0.19	$0.07

Diluted weighted average number of common shares outstanding	8,742	8,169

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except share data)

						Note
			Common		Additional	Receivable	Deferred
	Common Stock		Stock	Treasury	Paid-in	from	Compensation	Accumulated
	Shares	Amount	Warrants	Stock	Capital	Shareholder	for Services	Deficit	Total
Balance at December 31, 2002	7,041,384	$70	$353	$—	$47,363	$(291)	$—	$(41,483)	$6,012
Net income	—	—	—	—	—	—	—	608	608
Issuance of restricted shares and related deferred compensation in connection with stock purchase agreement for services	152,778	1	—	—	202	—	(103)	—	100
Stock compensation for services	—	—	—	—	—	—	53	—	53
Exercise of common stock options	30,000	1	—	—	13	—	—	—	14
Sale of common stock under equity purchase agreement	486,566	5	—	—	728	—	—	—	733
Balance at December 31, 2003	7,710,728	77	353	—	48,306	(291)	(50)	(40,875)	7,520
Net income	—	—	—	—	—	—	—	1,621	1,621
Issuance of restricted shares and related deferred compensation in connection with stock purchase agreement for services	50,000	1	—	—	119	—	(35)	—	85
Stock compensation for services	—	—	—	—	—	—	62	—	62
Warrants, expired	—	—	(267)	—	267	—	—	—	—
Treasury stock purchased	(180,371)	—	—	(592)	—	—	—	—	(592)
Exercise of common stock options	280,178	2	—	—	151	—	—	—	153
Balance at December 31, 2004	7,860,535	$80	$86	$(592)	$48,843	$(291)	$(23)	$(39,254)	$8,849

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003
Cash flows from operating activities
Net income	$1,621	$608
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,151	1,393
Writeoff of interest bearing note receivable	50	—
Gain on sale of assets	(2)	(9)
Stock compensation for services	62	53
Other, net	(21)	(21)
Changes in assets and liabilities
Accounts receivable	(705)	(168)
Inventories	(41)	19
Prepaids and other assets	(80)	(61)
Accounts payable and accrued liabilities	90	(63)
Deferred revenue	1,320	379
Net cash provided by operating activities	3,445	2,130
Cash flows from investing activities
Purchases of property and equipment	(101)	(85)
Proceeds from sales of property and equipment	2	—
Repayments on notes receivable	—	94
Net change in restricted time deposits	123	12
Software product and content development costs	(691)	(645)
Purchase of investments:
Available for sale	(2,726)	—
Held to maturity	(1,000)	—
Net cash used in investing activities	(4,393)	(624)
Cash flows from financing activities
Proceeds from sales of common stock	85	833
Proceeds from exercise of common stock options	153	14
Repurchase of common stock to be held as treasury stock	(592)	—
Repayments on capital leases	(10)	(19)
Net cash provided by (used in) financing activities	(364)	828
Increase (decrease) in cash and cash equivalents	(1,312)	2,334
Cash and cash equivalents, beginning of year	4,554	2,220
Cash and cash equivalents, end of year	$3,242	$4,554
Interest paid	$10	$7
Supplemental disclosure of non-cash activities Incurred capital lease obligations	$19	$—

The accompanying notes are an integral part of these consolidated financial statements.

A.D.A.M., Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Business

We specialize in the creation and delivery of interactive health information and decision support tools primarily marketed to healthcare organizations, public and restricted access Internet websites, and educational applications that are primarily marketed to educational institutions.

Our products for healthcare are designed to educate and inform healthcare consumers on various aspects of their health and wellness. These products can be used for learning about general health concerns, specific diseases and treatments, surgical procedures, drug information, specialty health subjects (such as women’s health and children’s health), nutrition, alternative medicine and more. We sell our health products and decision support tools primarily through annual licensing agreements to many different types of healthcare and health-related organizations including hospitals, health plans, pharmaceutical companies, disease management vendors, health-oriented Internet websites, healthcare technology companies and large employers. Our health information tools can be incorporated into a customer’s website, imbedded in healthcare applications such as an electronic medical record or disease management application, contained in a printed format, or combined with other products that may be offered to a healthcare consumer.

Our educational products include applications designed to teach students gross anatomy and physiology as well as to allow educators to develop interactive, multimedia-based classroom curriculum.

Basis of Presentation

Principles of consolidation

The accompanying consolidated financial statements include the accounts of A.D.A.M., Inc. and its wholly owned subsidiaries, Integrative Medicine Communications, Inc. (“IMC”) and Nidus Information Services, Inc. (“Nidus”).  All inter company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

We generate revenues mainly in two ways – Internet-based licensing and shipped product sales. Internet revenues consist primarily of license fees that usually consist of an annual, up-front fee that is initially recorded as deferred revenue. This revenue is recognized ratably over the term of the license agreement beginning after delivery has occurred, upon customer acceptance, when we have determined that the fees from the agreement are fixed and determinable, and there are no significant return or acceptance provisions. When a contract includes multiple elements, such as services, the entire fee is allocated to each respective element, based on vendor specific objective evidence of fair value, and recognized when the revenue criteria for each element is met. Service revenues are generally recognized upon completion and acceptance by the customer.  For Internet revenue arrangements in which we sell through a reseller, we do not recognize any revenue until an agreement has been finalized between the customer and our authorized reseller and the content has been delivered to the customer by the reseller. Revenue is not recognized under any circumstances unless collectibility is reasonably assured. Shipped product revenues represent the sales of software products and revenues earned under certain royalty agreements. Revenues from product sales are generally recognized at the time title passes to customers, distributors or resellers. Revenues from royalty agreements are recognized as earned based upon performance or product shipment. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B and as revised by SAB 104, “Revenue Recognition” and Statement of Position No. 97-2, “Software Revenue Recognition.” Accordingly, we recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

Allowances for estimated product returns are provided at the time of sale. We evaluate the adequacy of allowance for returns based upon our evaluation of historical and expected sales experience and by channel of distribution. As certain conditions change, such as sell-through experience, channels of distribution, and general economic conditions, the estimated reserve required for returns may also change.

Concentration of sales and credit risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of trade receivables and a marketable debt security.  For the years ended December 31, 2004 and 2003, no one customer accounted for more than 10% of net revenues.  The marketable debt security concentration is identified in Note 2.

Fair value of financial instruments

The carrying amounts of our financial instruments, including cash and cash equivalents, investments, accounts receivable, restricted time deposits, accounts payable, accrued expenses and other liabilities, approximate fair value due to their short maturities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits and highly liquid investments with an original maturity of three months or less.

Investments

Mutual funds are categorized as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity, if significant.  Realized gains or losses, if any, are recorded within the statement of operations as other income.  For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

The marketable debt security is classified as held-to-maturity as we have the positive intent and ability to hold it to maturity.  Securities held-to-maturity are stated at cost, with corresponding premiums or discounts, if any, amortized over the life of the investment to interest income.

Equity investment

As of December 31, 2004 and 2003, we had an approximate 34% voting interest in ThePort Network, Inc., a related party company (see Note 13).  This investment is accounted for under the equity method.  As of December 31, 2004 and 2003, the carrying value of this investment was $0. We have no future obligations to fund ThePort Network, Inc.

Cost Investment

As of December 31, 2004 and 2003, we held a less than 20% ownership in BeBetter Networks, Inc., a related company (see Note 13). This investment is accounted for under the cost method and at December 31, 2004 and 2003 its carrying value was $0.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances.  Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.  Balances that are still outstanding after management has performed reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.  We grant credit to our customers without requiring collateral.  The amount of accounting loss for which we are at risk in these unsecured accounts receivable is limited to their carrying value.

Inventories

Inventories consist principally of computer software media, books and related shipping materials and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The valuation of inventory requires us to estimate net realizable value. We write down our inventory for estimated obsolescence or to the lesser of cost or market value.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Intangible assets

Intangible assets consist of purchased intellectual content, purchased customer contracts, capitalized software product and content development costs to be sold, leased or otherwise marketed, and software development costs for internal use software.

Capitalized software product and content development costs to be sold, leased or otherwise marketed consist principally of salaries and certain other expenses directly related to the development and modifications of software products and content capitalized in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Amortization of capitalized software product and content development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, which we have determined to generally be two years.

In accordance with the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” we expense costs incurred in the preliminary project planning stage and thereafter capitalize costs incurred in developing or obtaining internal use software. Costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over their estimated useful life, generally three years.

Impairment of long-lived assets and goodwill

We evaluate impairment of long-lived assets, including property and equipment and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets is based on discounted cash flows and the fair value of the asset.

We evaluate goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The carrying value of goodwill is evaluated in relation to the operating performance and estimated future discounted cash flows of the entity.

Product and content development expenditures

Product and content development expenditures include costs incurred in the development, enhancement and maintenance of our content and technology. These costs have been charged to expense as incurred.

Restricted time deposits

In connection with our non-cancelable operating leases for our office space and telephone system, we are required to purchase time deposits to secure letters of credit with the bank guaranteeing payments under the leases. The time deposits bear interest at an average rate of approximately 1.61% and are carried at cost, which approximates fair value. The classification of these investments is determined based on the expected term of the collateral requirement and not necessarily the maturity date of the underlying securities.

Income taxes

We account for income taxes utilizing the liability method and deferred income taxes are determined based on the differences between the financial reporting and income tax basis of assets and liabilities given the provisions of the enacted tax laws. A valuation allowance is provided against deferred tax assets for which it is more likely than not that the asset will not be realized.

Stock-based employee compensation

We account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations and we provide the disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

We recorded no employee stock option compensation expense during 2004 and 2003. Had we determined employee compensation costs using a fair value based methodology at the grant date for our stock options under SFAS  No. 123, our pro forma consolidated net income (loss) would have been as follows (in thousands, except per share data):

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

Net income as reported	$1,621	$608
Deduct total stock-based employee compensation expense determined under fair-value base method	(415)	(888)

Pro forma net income (loss)	$1,206	$(280)

Basic net income (loss) per share
As reported	$0.21	$0.08
Pro forma	$0.15	$(0.04)

Diluted net income (loss) per share
As reported	$0.19	$0.07
Pro forma	$0.14	$(0.04)

Net income per common share

Net income per share is computed in accordance with SFAS No. 128, “Earnings Per Share.” We compute basic net income per share by dividing net income by the weighted average number of common shares outstanding for each period. Diluted net income per share is based upon the addition of the effect of common stock equivalents (stock options and warrants) to the denominator of the basic net income per share calculation using the treasury stock method, if their effect is dilutive. The computation of net income per share for the years ended December 31, 2004 and 2003 is as follows (in thousands, except per share data):

	Year
	Ended December 31,
	2004	2003

Net income	$1,621	$608
Weighted average common shares outstanding	7,879	7,306
Weighted average common shares equivalents (stock options and warrants)	863	826
Weighted average shares in escrow	—	37
Weighted average diluted common shares outstanding	8,742	8,169
Net income per share:
Basic	$0.21	$0.08
Diluted	$0.19	$0.07

Anti-dilutive stock options and warrants outstanding	1,703	2,611

Comprehensive income

Our comprehensive income for the years ended December 31, 2004 and 2003, as required to be reported by SFAS No. 130 “Reporting Comprehensive Income,” was identical to the actual net income reported for those periods.

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.”  Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” The approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and no longer allows pro forma disclosure as an alternative to financial statement recognition. We will be required to adopt Statement 123(R) at the beginning of its quarter ending March 31, 2006.

We will adopt SFAS 123(R) using the modified prospective method and reflect compensation expense in accordance with the SFAS 123(R) transition provisions.  Under the modified prospective method, prior periods are not restated to reflect the impact of adopting the new standard at earlier dates.  Pro forma disclosures regarding the effect on our net income and net income per common share in 2004 and 2003, had we applied the fair value method of accounting for share-based compensation as prescribed by SFAS 123, are contained in the “Stock-based employee compensation” section of Note 1.  Based on share-based compensation granted through December 31, 2004 and the fair values previously calculated under SFAS 123, we project we will record an immaterial amount of additional compensation expense in 2006 related to stock options upon the adoption of SFAS 123R compared to the existing accounting method under APB Opinion No. 25.  We are still evaluating the impact this new standard will have on its Stock Incentive Plan.

2. Investments

Short-term investments at December 31, 2004 included the following (in thousands):

Description	Balance	Purchased	Maturity	Yield at 12/31/2004
Time Deposit	$1,000	8/8/2004	8/8/2005	2.33%
Time Deposit	99	9/7/2004	3/7/2005	2.22%
Time Deposit	127	2/24/2004	1/21/2005	1.61%
Mutual Funds:
Eaton Vance Floating Fund	1,000	6/15/2004	6/15/2005	3.54%
Eaton Vance Floating Fund	500	11/16/2004	11/16/2005	3.54%

Total Short-term Investments	$2,726

At December 31, 2004, the cost of the above investments approximated fair value.

On June 15, 2004 we also purchased a General Motors Acceptance Corp. bond in the amount of $1,000,000.  The bond matures on July 15, 2006 and earns interest at an annual rate of approximately 4.50%. Interest is paid to us on a semi-annual basis.  At December 31, 2004, the amortized cost of the bond approximated fair value.

3. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	Estimated
	Useful Life	December 31,
	(Years)	2004	2003

Computers	3	$1,629	$1,741
Equipment	5	500	481
Furniture and fixtures	5	539	539
Leasehold improvements	5	56	56

		2,724	2,817

Less - accumulated depreciation and amortization		(2,540)	(2,632)

		$184	$185

Depreciation and amortization expense for the years ended December 31, 2004 and 2003 was $101,000 and $134,000, respectively.

4. Product and Content Development Expenditures

Product and content development expenditures are summarized as follows (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

Total product and content development expenditures	$2,105	$2,020
Less: additions to capitalized software product and content development	(691)	(645)

Product and content development expense	$1,414	$1,375

5. Intangible Assets

Intangible assets are summarized as follows (in thousands):

	Estimated
	amortizable	December 31,
	lives (years)	2004	2003

Capitalized software products and content to be sold, leased or otherwise marketed	2	$3,358	$3,048
Software developed for internal use	3	352	525
Purchased intellectual content	3	1,431	1,431
Purchased customer contracts	2	333	333

Intangible assets, gross		5,474	5,337

Less accumulated amortization:
Capitalized software products and content to be sold, leased or otherwise marketed		(2,426)	(2,246)
Software developed for internal use		(77)	(222)
Purchased intellectual content		(1,360)	(906)
Purchased customer contracts		(333)	(327)

Accumulated amortization		(4,196)	(3,701)

Intangible assets, net		$1,278	$1,636

Amortization expense, which includes the amortization of capitalized software product and content development costs reported in cost of revenues, for the years ended December 31, 2004 and 2003 was $1,050,000 and $1,259,000, respectively.  Estimated amortization expense for the years 2005, 2006, 2007 and 2008 is approximately $751,000, $418,000, $89,000 and $20,000, respectively, at which point these intangible assets will be fully amortized.

6. Goodwill

The goodwill balance at December 31, 2004 and 2003 was made up of the following (in thousands):

	IMC	Nidus	Total
Goodwill carrying amount	$1,367	$676	$2,043

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,
	2004	2003

Accounts payable	$1	$21
Accrued professional fees	85	117
Accrued compensation and employee benefits	225	168
Other accrued expenses	415	328

	$726	$634

8. Income Taxes

The provision for income taxes differs from the amount computed by applying the applicable U.S. statutory federal income tax rate of 34 percent to income before income taxes as a result of the following (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

Federal tax provision on income before income taxes at statutory federal income tax rate	$551	$207
Research and development tax credits	(305)	—
Change in valuation allowance	(281)	(235)
State taxes, net of federal benefit	65	24
Other	(30)	4

	$—	$—

The components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2004	2003

Deferred tax assets
Accrued expenses and other liabilities	$91	$89
Allowance for doubtful accounts	39	41
Intangible assets	462	493
Fixed assets	203	230
Research and development credits	1,044	739
Capitalized development	1,071	1,263
Capital loss carryforwards	161	161
Net operating loss carryforwards	13,051	13,505
	16,122	16,521
Deferred tax liabilities
Software product and content development costs	(466)	(581)

Net deferred tax asset before valuation allowance	15,656	15,940
Valuation allowance	(15,656)	(15,940)

	$—	$—

At December 31, 2004, we had net operating loss (NOL) and R&D credit carryforwards available for tax purposes of approximately $34.3 million and $1 million, respectively, which will expire on December 31 in years 2006 through 2022 and 2007 through 2023, respectively.  We acquired approximately $10 million of NOL carry forwards as a result of the acquisition of IMC in December of 2001. Internal Revenue Code Section 382 limits the utilization of NOL carryforwards when a change in ownership, as defined by the Internal Revenue Service, occurs. The acquisition of IMC resulted in an ownership change within the meaning of Internal Revenue Section 382. The total annual Section 382 limitation is approximately $60,000. Of the total $10 million pre-changed NOLs acquired from IMC, the pre-change NOLs estimated to be available for use after the application of the IRC 382 limitation is approximately $1.2 million.

Net operating loss carryforwards expiring over the next five years are as follows (in thousands):

Year Ending December 31,
2006	$541
2007	2,877
2008	2,922
2009	3,452
$9,792

At December 31, 2004 and 2003, we had recorded a valuation allowance equal to our net deferred tax assets as management believes it is more likely than not that the net deferred tax assets will not be realized.

At December 31, 2004 approximately $478,000 of the valuation allowance was attributable to the acquisition of IMC and, if reversed, would reduce goodwill. Also, at December 31, 2004 approximately $480,000 of the valuation allowance was attributable to tax deductions for the exercise of employee stock options in excess of related compensation expense recorded in the financial statements. The reversal of this portion of the deferred tax asset would be recorded as additional paid-in capital.

9. Equity Purchase Agreements

On May 22, 2002, we entered into a Common Stock Purchase Agreement with Fusion Capital Fund II, LLC. Pursuant to this agreement, Fusion Capital agreed to purchase up to an aggregate of $12,000,000 of our common stock. We have the right to sell up to $15,000 of our common stock per trading day under this agreement unless our stock price equals or exceeds $7.00, in which case the daily amount may be increased at our option. Fusion Capital is not obligated to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $1.00. Since we registered 3,500,000 shares for sale to Fusion Capital pursuant to the agreement, the selling price of our common stock to Fusion Capital will have to average at least $3.43 per share for us to receive the maximum proceeds of $12,000,000 without registering additional shares of common stock, which we have the right but not the obligation to do. Assuming a purchase price of $1.00 per share and the purchase by Fusion Capital of the full 3,500,000 shares under the agreement, proceeds to us would be $3,500,000. If we decided to sell more than the 1,352,100 shares to Fusion Capital (19.99% of our outstanding shares as of May 22, 2002, the date of the agreement, exclusive of the 160,000 shares issued to Fusion Capital as a commitment fee), we would first be required to seek shareholder approval of the agreement in order to be in compliance with Nasdaq rules. We may, but shall be under no obligation to, request our shareholders to approve the transaction contemplated by the agreement. We may terminate the agreement at any time, and Fusion Capital may terminate the agreement at any time after August 2005, approximately 40 months following the date the purchase obligation under the agreement became effective. During the year ended December 31, 2003, we sold 486,566 shares for aggregate proceeds of $733,000 under this agreement.  During the year ended December 31, 2004, there were no transactions under this agreement.

10. Treasury Stock

During the year ended December 31, 2004 we repurchased 180,371 shares of our common stock under a stock repurchase plan approved by our Board of Directors at the 2003 annual meeting. The average price of these shares was $3.28.

11. Consulting Agreements

On February 15, 2003, we entered into a Restricted Common Stock Purchase Agreement with James T. Atenhan and Victor P. Thompson (each a “Purchaser”) in connection with a consulting agreement with a financial services firm controlled by the Purchasers. Each Purchaser purchased 37,500 shares of our common stock at a purchase price of $.40 per share. The purchase price of our common stock was discounted from the $.78 market price on the date we entered into the agreement. In connection with the sale, we recorded deferred compensation for services of $28,500. This deferred compensation expense was expensed over the six-month service period.

On August 1, 2003, we entered into a second Restricted Common Stock Purchase Agreement with the Purchasers in connection with a twelve-month extension of the consulting contract. Each Purchaser purchased 38,889 shares of our common stock at a purchase price of $.90 per share. The purchase price of our common stock was discounted from the $1.86 market price on the date we entered into the agreement. In connection with the sale, we recorded deferred compensation for services of $74,667. This deferred compensation expense was expensed over the twelve-month service period.

On September 1, 2004, we extended the consulting contract for another twelve months and entered into a third Restricted Common Stock Purchase Agreement with the Purchasers. Each Purchaser purchased 25,000 shares of our common stock at a purchase price of $1.70 per share. The purchase price was discounted from the $2.40 market price on the date we entered into the agreement. In connection with the sale, we recorded deferred compensation expense for services of $35,000. This deferred compensation expense is being expensed over the twelve-month service period beginning September 1, 2004.  As of December 31, 2004, the remaining deferred compensation expense for services was approximately $23,000.

12. Common Stock Options and Warrants

In 2002, our Board adopted and our shareholders approved our 2002 Stock Incentive Plan, under which we have reserved 1,500,000 shares of common stock pursuant to the grant of incentive or non-qualified stock options to full-time employees and key persons. Options are granted at an exercise price as determined by our Board of Directors, which may not be less than the fair market value of our common stock at the date of the grant, and the options generally vest ratably over a three-year period. Options granted under the Plan generally expire ten years from the date of grant.

As of December 31, 2004, we had options outstanding to purchase a total of 3,235,297 shares of our common stock under our 2002 Stock Incentive Plan and our 1992 Option Plan. Under the 1992 Option Plan, we had reserved 4,500,000 shares of common stock and no additional options may be granted under the Plan.  At December 31, 2004, there were approximately 369,000 shares available for future option grants under the 2002 Stock Incentive Plan.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31, 2004 and 2003: dividend yield of 0%; expected volatility of 107% and 125%, respectively; risk-free interest rates of 3.05% and 2.29%, respectively; and an expected life of 3.5 years, with the exception of options granted during 2004 and 2003 with one-year vesting periods, which have an expected life of two years.

The following table summarizes stock option activity for the years ended December 31, 2004 and 2003:

		Weighted	Weighted
		Average	Average
		Exercise	Fair
	Shares	Price	Value
Outstanding at December 31, 2002	2,651,854	$4.67	—
Granted	1,278,750	$0.43	$0.43
Exercised	(30,000)	$0.46	—
Canceled or expired	(198,428)	$1.98	—
Outstanding at December 31, 2003	3,702,176	$3.34	—
Granted	65,000	$2.39	$1.64
Exercised	(280,178)	$0.55	—
Canceled or expired	(251,701)	$4.03	—
Outstanding at December 31, 2004	3,235,297	$3.52	—
Options exercisable at December 31, 2004	2,652,701

The following table summarizes additional information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
Range of	December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices	2004	Life (years)	Price	2004	Price

$ 0.41 to $0.85	850,419	8.01	$0.42	444,027	$0.41
$ 1.58 to $2.94	742,649	6.05	$2.09	713,482	$2.08
$ 3.06 to $4.75	839,444	6.47	$3.32	692,407	$3.36
$ 5.00 to $5.91	370,936	4.47	$5.48	370,936	$5.48
$ 7.94 to $12.75	246,710	4.21	$8.55	246,710	$8.55
$13.00 to $20.63	185,139	4.95	$13.87	185,139	$13.87

	3,235,297	6.29	$3.52	2,652,701	$4.04

In January 1999, we provided employee holders of options with exercise prices from $3.50 and higher the opportunity to cancel such options in exchange for an equal number of options with a vesting period of one year at the then current market price of $5.25. As a result of this election, 423,400 options were canceled and reissued in January 1999. As of December 31, 2004 and 2003, we had 231,438 outstanding options with an exercise price of $5.25 that are considered variable. The new option exercise price equaled the market price on the date of the repricing and, correspondingly, compensation expense was not recognized. The vesting period of these options was one year. As a result of the issuance of FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” these options are being treated as variable awards. Accordingly, compensation cost shall be adjusted for increases in the fair value of the awards above $5.25 until these options are either exercised or forfeited. As of December 31, 2004, no compensation cost had been recognized for these options, as the fair value of our common stock had not exceeded $5.25 per share.

As of December 31, 2003, we had warrants outstanding to purchase a total of 85,000 shares of our common stock at a weighted average exercise price of $7.63 per share.  These warrants were issued in conjunction with the issuance of notes on December 31, 1999 and are exercisable at any time at the election of the holders, expiring at various dates through December 31, 2005.

During 2004, 50,000 warrants at an exercise price of $11.11 per share expired.  As of December 31, 2004, we had warrants outstanding to purchase 35,000 shares of our common stock at a weighted average exercise price of $2.66, expiring on various dates through December 31, 2005.

13. Related Party Transactions

Promissory Note with Our Chief Executive Officer

On May 30, 2001, we received a full-recourse promissory note from our Chief Executive Officer for approximately $341,000 (the “Exercise Note”) for the exercise of 150,000 options at $1.94 per share and a $50,000 promissory note (the “Tax Note”) in connection with a loan to our Chief Executive Officer to pay taxes related to the stock exercise. The notes accrue interest of 6.25% per annum and are due in full on or before May 29, 2006. Part of the Exercise Note, $291,000, is secured by 150,000 shares of our common stock and is recorded in shareholders’ equity. At December 31 2004 and 2003, $291,000 of principal was owed under the Exercise Note and $39,000 of principal was owed under the Tax Note.  At December 31, 2004, there was also $21,000 in accrued interest outstanding.  Bonuses accruing under the Chief Executive Officer’s employment agreement will be used to repay the notes (see Note 14).

Investment and Sublease with BeBetter Networks, Inc.

At December 31, 2004 and 2003, we had a 3% investment in BeBetter Networks, Inc. (“BeBetter”), a company whose president is an A.D.A.M. board member that held an approximate 15% voting interest in BeBetter at December 31, 2004 and 2003.  As of December 31, 2004 and 2003, our Chief Executive Officer also held an approximate 3% voting interest in this company.  We account for the investment under the cost method, as we have less than a 20% ownership and do not exercise significant influence over the investee.  In addition to our stock ownership in BeBetter, we also hold warrants to purchase 25,000 common shares of BeBetter at an exercise price of $2 per share, expiring December 31, 2005.  During 2002 we recorded an impairment charge of $84,000 to write off our investment based upon management’s assessment that the decline in its carrying value was “other than temporary.”  We are currently leasing part of our office space to BeBetter on a month-to-month basis at $785 per month.  We have the right to require BeBetter to vacate the space upon 30 days notice.  At December 31, 2004 and 2003 the carrying value of our investment was $0.  We have no plans to provide additional investment in BeBetter in the future.

Investment and Sublease with ThePort Network, Inc.

As of December 31, 2004 and 2003, we held an approximate 34% voting interest in ThePort Network, Inc. (“ThePort”).  Our Chief Executive Officer, who currently serves as the Chairman of the Board of Directors of ThePort, held an approximate 10% voting interest in ThePort at December 31, 2004 and 2003 and held a convertible note and loans from ThePort in the amount of approximately $1,019,000 and $919,000 at December 31, 2004 and 2003, respectively.  Two of our other directors also own equity interests in ThePort.  The investment is being accounted for under the equity method (see Note 1).

At December 31, 2004 and 2003, after recording a permanent impairment charge of $92,000 in 2002, the carrying value of our investment was $0.  We did not reduce our investment below zero for our share of ThePort’s losses in 2004 and 2003 as we have not provided or committed to provide any additional financial support to ThePort.

In connection with our investment in ThePort, we entered into a five-year agreement in 2001 whereby we had exclusive distribution rights to ThePort’s products within the healthcare industry.  As of December 31, 2001, we had pre-paid $125,000 of the contract fee to be applied against future subscription fees.  We had committed to generate $1,500,000 in subscription fees during the initial term of the original agreement.  The initial term of the agreement commenced on August 20, 2001 and continued for five years from that date.  On February 14, 2003, ThePort agreed to accept a payment of $125,000 to release us from the minimum guarantee in its entirety.  ThePort retained the $125,000 pre-payment previously made and we were granted non-exclusive rights to ThePort’s products within the healthcare industry.

During 2004 and 2003 we leased space to ThePort on a month-to-month basis.  However, we did not receive any type of consideration as lease payments during that time. Beginning March 1, 2005 we will be collecting $1,200 for monthly lease payments and other shared services.

14. Commitments and Contingencies

We lease office space and equipment under non-cancelable lease agreements expiring on various dates through 2008. We also have capital lease commitments for certain equipment.  Additionally, we have entered into certain agreements to license content for our services from various unrelated third parties. At December 31, 2004, future minimum rentals for noncancelable leases with terms in excess of one year, total payments due under license agreements and bonus payments due under an employment agreement were as follows (in thousands):

Year Ending	License	Annual	Real Estate	Other Operating	Capital
December 31,	Agreements	Bonus	Leases	Lease	Lease

2005	$100	$105	$229	$1	$24
2006	—	105	234	1	24
2007	—	—	239	1	19
2008	—	—	182	—	—
Total future minimum lease payments and payments under license agreements	$100	$210	$884	$3	67
Less - amounts representing interest					(13)

Present value of future minimum lease payments					54

Less - current portion					17

					$37

Rent expense for the years ended December 31, 2004 and 2003 was $220,000 and $269,000, respectively. Our headquarters are located in approximately 12,000 square feet of leased office space in Atlanta, Georgia.

On October 1, 2002, we entered into an employment agreement with our Chief Executive Officer, which was amended on March 17, 2004. The employment agreement as amended provides for bonuses in an aggregate amount of up to approximately $289,000 through

May 2006. Under the terms of the agreement, these bonuses will be paid by reducing the amounts outstanding under the Exercise Note and Tax Note. During the year ended December 31, 2003, our Chief Executive Officer earned bonus payments totaling $78,866 under the agreement which were applied towards accrued interest and the outstanding Note Receivable balance.  At December 31, 2004 we had accrued bonuses to our Chief Executive Officer in the amount of $61,340, which will be applied as payment in May 2005 first to any accrued interest and then to the outstanding Note Receivable balance.  At December 31, 2004, approximately $149,000 of bonuses had not yet been incurred under this agreement.

On April 25, 1996, a shareholders’ class action lawsuit was filed in Fulton County Superior Court in Atlanta, Georgia against us and certain of our then officers and directors. The complaint alleged violations of Sections 11, 12(2) and 15 of the Securities Act of 1933 and violations of the Georgia Securities Act arising out of alleged disclosure deficiencies in connection with our initial public offering of common stock, which was completed on November 10, 1995. The complaint sought compensatory damages in an unspecified amount. The court denied in substantial part the defendants’ motion to dismiss the complaint and certified the case as a class action for all of the claims except for the claim under the Georgia Securities Act. A settlement, which was fully covered by our directors’ and officers’ liability insurance, was reached in March 2004.  As such, there is no further obligation by us for this matter.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which clarifies disclosure, recognition and measurement requirements related to certain guarantees. We indemnify our customers from third party claims of intellectual property infringement relating to the use of our products. Historically, costs related to this guarantee have not been significant and we are unable to estimate the potential impact of this guarantee on our future results of operations.

15. Segment Information

We operate in one segment comprised of three markets: healthcare, Internet, and education.

We sell our products through agreements, which grant territorial rights to international and domestic distributors. During the years ended December 31, 2004 and 2003, we had net revenues from international sales of approximately $324,000 and $276,000, respectively. A summary of revenues based on geographic location of customers is as follows (in thousands):

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

United States	$8,109	$7,613
Europe	33	104
Pacific Rim and Asia	144	135
Other	147	37

	$8,433	$7,889

No customers contributed greater than 10% of total revenues for the years ended December 31, 2004 and 2003.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

A.D.A.M., Inc.

We have audited the accompanying consolidated balance sheet of A.D.A.M., Inc. and subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A.D.A.M., Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Tauber & Balser, P. C.
Atlanta, Georgia
February 4, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of A.D.A.M., Inc.:

In our opinion, the consolidated balance sheet as of December 31, 2003 and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2003 present fairly, in all material respects, the financial position, results of operations and cash flows of A.D.A.M., Inc. and its subsidiaries (the “Company”) at December 31, 2003 and for the year then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Atlanta, Georgia
March 25, 2004